Exhibit 99.1

HUYA Inc. Reports Fourth Quarter and Fiscal Year 2022 Unaudited Financial Results

GUANGZHOU, China, March 21, 2023 /PRNewswire/ — HUYA Inc. (“Huya” or the “Company”) (NYSE: HUYA), a leading game live streaming platform in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2022.

Fourth Quarter 2022 Highlights

•	Total net revenues for the fourth quarter of 2022 were RMB2,102.2 million (US$304.8 million), compared with RMB2,808.7 million for the same period of 2021.

•	Net loss attributable to HUYA Inc. was RMB524.4 million (US$76.0 million) for the fourth quarter of 2022, compared with RMB312.7 million for the same period of 2021.

•	Non-GAAP net loss attributable to HUYA Inc.[1] was RMB440.0 million (US$63.8 million) for the fourth quarter of 2022, compared with RMB241.7 million for the same period of 2021.

•	Average mobile MAUs[2] of Huya Live for the fourth quarter of 2022 was 85.5 million, compared with 85.4 million for the same period of 2021.

•	Total number of paying users[3] of Huya Live for the fourth quarter of 2022 was 5.5 million, compared with 5.6 million for the same period of 2021.

Fiscal Year 2022 Highlights

•	Total net revenues in fiscal year 2022 were RMB9,220.5 million (US$1,336.8 million), compared with RMB11,351.4 million in 2021.

•	Net loss attributable to HUYA Inc. in fiscal year 2022 was RMB486.7 million (US$70.6 million), compared with a net income attributable to HUYA Inc. of RMB583.5 million in 2021.

•	Non-GAAP net loss attributable to HUYA Inc. in fiscal year 2022 was RMB281.4 million (US$40.8 million), compared with a non-GAAP net income attributable to HUYA Inc. of RMB454.4 million in 2021.

•	Average mobile MAUs of Huya Live in fiscal year 2022 was 84.3 million, compared with 80.9 million in 2021.

•	Average quarterly paying users of Huya Live in fiscal year 2022 was 5.6 million, compared with 5.8 million in 2021.

[1]

“Non-GAAP net loss attributable to HUYA Inc.” is defined as net loss attributable to HUYA Inc. excluding (i) share-based compensation expenses, (ii) gain on fair value change of investments, net of income taxes, (iii) gain arising from disposal of an equity investment, net of income taxes, (iv) impairment loss of investments and (v) loss on equity method investment, net of income taxes. For more information, please refer to the section titled “Use of Non-GAAP Financial Measures” and the table captioned “HUYA Inc. Unaudited Reconciliations of GAAP and Non-GAAP Results” at the end of this press release.

[2]

Refers to average monthly active users on mobile apps. Average mobile MAUs for any period is calculated by dividing (i) the sum of active users on the mobile apps for each month during such relevant period, by (ii) the number of months during such relevant period.

[3]	Refers to the sum of user accounts that purchased various products and services on our platform at least once during such relevant period.

“We ended a challenging 2022 with our full-year average mobile MAUs of Huya Live up by 4.2% to 84.3 million and annual total revenues of approximately RMB9.2 billion. In the fourth quarter, we continued to bring high-quality e-sports tournaments and entertainment programs to our users. We also enhanced the interactive experience between broadcasters and viewers through in-depth collaborations with game studios, helping us stabilize our user scale and achieve healthy user engagement levels,” said Mr. Rongjie Dong, Chief Executive Officer of Huya. “While we may face continued pressure from the volatile market environment in the near term, we are shoring up our long term prospects. We will continue to reinforce Huya’s core competencies and actively explore a diversified business ecosystem for new growth opportunities, while maintaining our leadership position in the game live streaming market.”

Ms. Ashley Xin Wu, Vice President of Finance of Huya, commented, “Against the backdrop of macro headwinds and the COVID-19 pandemic resurgence at the end of the year, our total revenues were RMB2.1 billion for the fourth quarter of 2022. Lower revenues and higher content costs associated with a large e-sports event in the quarter contributed to a gross loss for the period. At the same time, we continued to promote operational efficiencies, reducing our total operating expenses in the fourth quarter by 34.7% year-over-year. Looking ahead, we will further optimize our cost and expense structure and focus our resources on areas with better returns to strengthen our operational and financial performance.”

Fourth Quarter 2022 Financial Results

Total net revenues for the fourth quarter of 2022 were RMB2,102.2 million (US$304.8 million), compared with RMB2,808.7 million for the same period of 2021.

Live streaming revenues were RMB1,975.2 million (US$286.4 million) for the fourth quarter of 2022, compared with RMB2,612.9 million for the same period of 2021, primarily due to lower average spending per paying user and a decreased number of paying users on Huya Live, as the recent macro and regulatory environment adversely affected the sentiment of the Company’s paying users.

Advertising and other revenues were RMB127.0 million (US$18.4 million) for the fourth quarter of 2022, compared with RMB195.8 million for the same period of 2021, primarily due to soft demand for advertising services resulting from the challenging macro environment, and lower content sub-licensing revenues.

Cost of revenues decreased by 15.0% to RMB2,386.4 million (US$346.0 million) for the fourth quarter of 2022 from RMB2,807.7 million for the same period of 2021, primarily due to decreased revenue sharing fees and content costs, as well as bandwidth costs.

Revenue sharing fees and content costs decreased by 11.9% to RMB2,170.6 million (US$314.7 million) for the fourth quarter of 2022 from RMB2,463.1 million for the same period of 2021, primarily due to the decrease in revenue sharing fees associated with the decline in live streaming revenues. This was partially offset by the increase in spending on e-sports content, which was mainly related to the higher content cost booked for a large e-sports event that occurred in the fourth quarter of 2022.

Bandwidth costs decreased by 45.5% to RMB99.5 million (US$14.4 million) for the fourth quarter of 2022 from RMB182.7 million for the same period of 2021, primarily due to improved bandwidth cost management and continued technology enhancement efforts, as well as less overseas bandwidth usage as a result of the strategic adjustment in the Company’s overseas business to focus on key markets.

Gross loss was RMB284.2 million (US$41.2 million) for the fourth quarter of 2022, compared with a gross profit of RMB1.1 million for the same period of 2021, primarily due to lower revenues and increased content costs related to e-sports content. Gross margin was negative 13.5% for the fourth quarter of 2022, compared with approximately zero for the same period of 2021.

Research and development expenses decreased by 30.0% to RMB143.9 million (US$20.9 million) for the fourth quarter of 2022 from RMB205.7 million for the same period of 2021, primarily due to decreased personnel-related expenses and share-based compensation expenses.

Sales and marketing expenses decreased by 48.2% to RMB113.2 million (US$16.4 million) for the fourth quarter of 2022 from RMB218.5 million for the same period of 2021, primarily due to decreased marketing and promotion fees, as well as personnel-related expenses.

General and administrative expenses decreased by 12.6% to RMB79.1 million (US$11.5 million) for the fourth quarter of 2022 from RMB90.5 million for the same period of 2021, primarily due to decreased share-based compensation expenses.

Other income was RMB43.8 million (US$6.4 million) for the fourth quarter of 2022, compared with RMB56.3 million for the same period of 2021, primarily due to lower tax refunds and government subsidies.

Operating loss was RMB576.7 million (US$83.6 million) for the fourth quarter of 2022, compared with RMB457.3 million for the same period of 2021.

Interest and short-term investments income were RMB101.7 million (US$14.7 million) for the fourth quarter of 2022, compared with RMB61.6 million for the same period of 2021, primarily due to increased interest rates.

Net loss attributable to HUYA Inc. was RMB524.4 million (US$76.0 million) for the fourth quarter of 2022, compared with RMB312.7 million for the same period of 2021.

Non-GAAP net loss attributable to HUYA Inc., which excludes share-based compensation expenses, impairment loss of investments and loss on equity method investment, net of income taxes, was RMB440.0 million (US$63.8 million) for the fourth quarter of 2022, compared with RMB241.7 million for the same period of 2021, which excludes share-based compensation expenses.

Basic and diluted net loss per American depositary share (“ADS”) were each RMB2.16 (US$0.31) for the fourth quarter of 2022. Basic and diluted net loss per ADS were each RMB1.31 for the fourth quarter of 2021. Each ADS represents one Class A ordinary share of the Company.

Non-GAAP basic and diluted net loss per ADS were each RMB1.81 (US$0.26) for the fourth quarter of 2022. Non-GAAP basic and diluted net loss per ADS were each RMB1.01 for the fourth quarter of 2021.

As of December 31, 2022, the Company had cash and cash equivalents, short-term deposits, short-term investments and long-term deposits of RMB10,749.2 million (US$1,558.5 million), compared with RMB11,008.2 million as of September 30, 2022.

Fiscal Year 2022 Financial Results

Total net revenues were RMB9,220.5 million (US$1,336.8 million) in fiscal year 2022, compared with RMB11,351.4 million in the prior year.

Live streaming revenues were RMB8,195.9 million (US$1,188.3 million) in fiscal year 2022, compared with RMB10,186.2 million in the prior year, primarily due to lower average spending per paying user and a decreased number of paying users on Huya Live, as the macro and regulatory environment during the year adversely affected the sentiment of the Company’s paying users.

Advertising and other revenues were RMB1,024.6 million (US$148.5 million) in fiscal year 2022, compared with RMB1,165.2 million in the prior year, due to soft demand for advertising services resulting from the challenging macro environment.

Cost of revenues decreased by 11.7% to RMB8,609.6 million (US$1,248.3 million) in fiscal year 2022 from RMB9,751.2 million in the prior year, primarily due to decreased revenue sharing fees and content costs, as well as bandwidth costs.

Revenue sharing fees and content costs decreased by 10.0% to RMB7,535.7 million (US$1,092.6 million) in fiscal year 2022 from RMB8,374.6 million in the prior year, primarily due to the decrease in revenue sharing fees associated with declined live streaming revenues, and lower costs related to content creators, partially offset by the increase in spending on e-sports content.

Bandwidth costs decreased by 24.7% to RMB537.2 million (US$77.9 million) in fiscal year 2022 from RMB713.7 million in the prior year, primarily due to improved bandwidth cost management and continued technology enhancement efforts, as well as less overseas bandwidth usage as a result of the strategic adjustment in the Company’s overseas business to focus on key markets.

Gross profit was RMB610.9 million (US$88.6 million) in fiscal year 2022, compared with RMB1,600.3 million in the prior year, primarily due to lower revenues and increased content costs related to e-sports content. Gross margin was 6.6% in fiscal year 2022, compared with 14.1% in fiscal year 2021.

Research and development expenses decreased by 16.9% to RMB680.4 million (US$98.6 million) in fiscal year 2022 from RMB818.9 million in the prior year, primarily due to decreased share-based compensation expenses and personnel-related expenses.

Sales and marketing expenses decreased by 36.4% to RMB482.9 million (US$70.0 million) in fiscal year 2022 from RMB759.5 million in the prior year, primarily due to decreased marketing and promotion fees, as well as personnel-related expenses.

General and administrative expenses were RMB320.4 million (US$46.5 million) in fiscal year 2022, compared with RMB326.8 million in the prior year, primarily attributable to decreased share-based compensation expenses.

Other income was RMB166.3 million (US$24.1 million) in fiscal year 2022, compared with RMB274.7 million in the prior year, primarily attributable to lower tax refunds and government subsidies in fiscal year 2022 and realized damages received in the first quarter of 2021 from a favorable outcome in a broadcaster-related lawsuit.

Operating loss was RMB706.5 million (US$102.4 million) in fiscal year 2022, compared with RMB30.2 million in the prior year.

Interest and short-term investments income were RMB298.2 million (US$43.2 million) in fiscal year 2022, compared with RMB247.0 million in the prior year, primarily due to increased interest rates.

Share of loss in equity method investments, net of income taxes was RMB0.5 million (US$0.1 million) in fiscal year 2022, compared with share of income in equity method investments, net of income taxes of RMB379.2 million in the prior year, primarily due to the investment gain related to a disposal of equity investment in the third quarter of 2021, as disclosed in a Form 6-K filed on July 6, 2021.

Net loss attributable to HUYA Inc. was RMB486.7 million (US$70.6 million) in fiscal year 2022, compared with a net income attributable to HUYA Inc. of RMB583.5 million in the prior year.

Non-GAAP net loss attributable to HUYA Inc., which excludes share-based compensation expenses, gain on fair value change of investments, net of income taxes, impairment loss of investments, and loss on equity method investment, net of income taxes was RMB281.4 million (US$40.8 million) in fiscal year 2022, compared with a non-GAAP net income attributable to HUYA Inc. of RMB454.4 million in the prior year, which excludes share-based compensation expenses, gain on fair value change of investments, net of income taxes, and gain arising from disposal of an equity investment, net of income taxes.

Basic and diluted net loss per ADS were each RMB2.02 (US$0.29) in fiscal year 2022. Basic and diluted net income per ADS were RMB2.45 and RMB2.41, respectively, in fiscal year 2021.

Non-GAAP basic and diluted net loss per ADS were each RMB1.17 (US$0.17) in fiscal year 2022. Non-GAAP basic and diluted net income per ADS were RMB1.91 and RMB1.88, respectively, in fiscal year 2021.

Conference Call

The Company’s management will host an earnings conference call at 8:00 a.m. U.S. Eastern Time on March 21, 2023 (8:00 p.m. Beijing/Hong Kong time on March 21, 2023).

For participants who wish to join the call, please complete online registration using the link provided below 20 minutes prior to the scheduled call start time. Upon registration, participants will receive the conference call access information, including dial-in numbers, a personal PIN and an e-mail with detailed instructions to join the conference call.

Participant Online Registration:

https://register.vevent.com/register/BI2946f2083b1740f6aced48c04ff6e362

Once complete the registration, please dial-in at least 10 minutes before the scheduled start time of the earnings call and enter the personal PIN as instructed to connect to the call.

A live webcast of the earnings call will be accessible at https://ir.huya.com and a replay of the webcast will be available following the session.

About HUYA Inc.

HUYA Inc. is a leading game live streaming platform in China with a large and active game live streaming community. The Company cooperates with e-sports event organizers, as well as major game developers and publishers, and has developed e-sports live streaming as one of the most popular content genres on its platform. The Company has created an engaged, interactive and immersive community for game enthusiasts of China’s young generation. Building on its success in game live streaming, Huya has also extended its content to other entertainment content genres. Huya’s open platform also functions as a marketplace for broadcasters and talent agencies to congregate and closely collaborate with the Company.

Use of Non-GAAP Financial Measures

The unaudited condensed consolidated financial information is prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), except that the consolidated statement of changes in shareholders’ equity, consolidated statements of cash flows, and the detailed notes have not been presented. Huya uses non-GAAP gross profit (loss), non-GAAP operating (loss) income, non-GAAP net (loss) income attributable to HUYA Inc., non-GAAP net (loss) income attributable to ordinary shareholders, non-GAAP basic and diluted net (loss) income per ordinary shares, and non-GAAP basic and diluted net (loss) income per ADS, which are non-GAAP financial measures. Non-GAAP gross profit (loss) is gross profit (loss) excluding share-based compensation expenses allocated in cost of revenues. Non-GAAP operating (loss) income is operating (loss) income excluding share-based compensation expenses. Non-GAAP net (loss) income attributable to HUYA Inc. is net (loss) income attributable to HUYA Inc. excluding share-based compensation expenses, gain on fair value change of investments, net of income taxes, gain arising from disposal of an equity investment, net of income taxes, to the extent applicable, and impairment loss of investments. Non-GAAP net (loss) income attributable to ordinary shareholders is net (loss) income attributable to ordinary shareholders excluding share-based compensation expenses, gain on fair value change of investments, net of income taxes, gain arising from the disposal of an equity investment, net of income taxes, impairment loss of investments, and loss on equity method investment, net of income taxes, to the extent applicable. Non-GAAP basic and diluted net (loss) income per ADS is non-GAAP net (loss) income attributable to ordinary shareholders divided by weighted average number of ADS used in the calculation of non-GAAP basic and diluted net (loss) income per ADS. The Company believes that separate analysis and exclusion of the impact of (i) share-based compensation expenses, (ii) gain on fair value change of investments, net of income taxes, (iii) gain arising from disposal of an equity investment, net of income taxes, (iv) impairment loss of investments, and (v) loss on equity method investment, net of income taxes, add clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses the non-GAAP financial measures for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measures represent useful supplemental information for investors and analysts to assess its operating performance without the effect of (i) share-based compensation expenses, which have been and will continue to be significant recurring expenses in its business, and (ii) gain on fair value change of investments, net of income taxes, (iii) gain arising from disposal of an equity investment, net of income taxes, (iv) impairment loss of investments, and (v) loss on equity method investment, net of income taxes, which may recur when there is observable price change in the future. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net (loss) income for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider a non-GAAP financial measure in isolation from or as an alternative to the financial measures prepared in accordance with U.S. GAAP.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “HUYA Inc. Unaudited Reconciliations of GAAP and Non-GAAP Results” at the end of this announcement.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.8972 to US$1.00, the noon buying rate in effect on December 30, 2022, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the Renminbi or U.S. dollars amounts referred to in this announcement could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Huya’s strategic and operational plans, contain forward-looking statements. Huya may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Huya’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Huya’s goals and strategies; Huya’s future business development, results of operations and financial condition; the expected growth of the game live streaming market; the expectation regarding the rate at which to gain active users, especially paying users; Huya’s ability to monetize the user base; Huya’s efforts in complying with applicable data privacy and security regulations; fluctuations in general economic and business conditions in China; the impact of the COVID-19 to Huya’s business operations and the economy in China and elsewhere generally; any regulatory developments in laws, regulations, rules, policies or guidelines applicable to Huya; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Huya’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Huya does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

HUYA Inc.

Investor Relations

Tel: +86-20-2290-7829

E-mail: ir@huya.com

The Piacente Group, Inc.

Jenny Cai

Tel: +86-10-6508-0677

E-mail: huya@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: huya@tpg-ir.com

HUYA INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share, ADS, per share data and per ADS data)

	As of December 31,	As of December 31,
	2021	2022	2022
	RMB	RMB	US$
Assets
Current assets
Cash and cash equivalents	1,790,784	655,241	95,001
Restricted cash	55,670	4,050	587
Short-term deposits	8,351,945	9,018,298	1,307,530
Short-term investments	816,331	3,117	452
Accounts receivable, net	88,034	75,898	11,004
Amounts due from related parties, net	148,560	59,702	8,656
Prepayments and other current assets, net	664,945	637,225	92,389

Total current assets	11,916,269	10,453,531	1,515,619

Non-current assets
Long-term deposits	—	1,072,548	155,505
Deferred tax assets	20,245	—	—
Investments	608,617	906,215	131,389
Property and equipment, net	79,611	200,893	29,127
Intangible assets, net	83,942	57,810	8,382
Right-of-use assets, net	395,371	345,136	50,040
Prepayments and other non-current assets	150,887	110,874	16,075

Total non-current assets	1,338,673	2,693,476	390,518

Total assets	13,254,942	13,147,007	1,906,137

Liabilities and shareholders’ equity
Current liabilities
Accounts payable	12,579	22,517	3,265
Advances from customers and deferred revenue	459,509	445,620	64,609
Income taxes payable	5,944	28,924	4,194
Accrued liabilities and other current liabilities	1,845,452	1,592,455	230,884
Amounts due to related parties	216,128	81,814	11,862
Lease liabilities due within one year	36,473	29,801	4,321

Total current liabilities	2,576,085	2,201,131	319,135

Non-current liabilities
Lease liabilities	45,084	8,617	1,249
Deferred tax liabilities	4,597	20,533	2,977
Deferred revenue	118,975	73,354	10,635

Total non-current liabilities	168,656	102,504	14,861

Total liabilities	2,744,741	2,303,635	333,996

HUYA INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except share, ADS, per share data and per ADS data)

	As of December 31,	As of December 31,
	2021	2022	2022
	RMB	RMB	US$
Shareholders’ equity
Class A ordinary shares (US$0.0001 par value; 750,000,000 shares authorized as of December 31, 2021 and 2022 respectively; 86,993,764 and 89,401,484 shares issued and outstanding as of December 31, 2021 and 2022, respectively)	58	60	9
Class B ordinary shares (US$0.0001 par value; 200,000,000 shares authorized as of December 31, 2021 and 2022, respectively; 151,076,517 and 150,386,517 shares issued and outstanding as of December 31, 2021 and 2022 respectively)	99	98	14
Additional paid-in capital	11,764,059	11,922,820	1,728,646
Statutory reserves	122,429	122,429	17,751
Accumulated deficit	(1,300,144)	(1,786,800)	(259,062)
Accumulated other comprehensive (loss) income	(76,300)	584,765	84,783

Total shareholders’ equity	10,510,201	10,843,372	1,572,141

Total liabilities and shareholders’ equity	13,254,942	13,147,007	1,906,137

HUYA INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in thousands, except share, ADS, per share data and per ADS data)

	Three Months Ended				Twelve Months Ended
	December 31, 2021	September 30, 2022	December 31, 2022	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2022
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net revenues
Live streaming	2,612,897	2,017,128	1,975,155	286,371	10,186,204	8,195,907	1,188,295
Advertising and others	195,844	361,416	127,038	18,419	1,165,242	1,024,555	148,547

Total net revenues	2,808,741	2,378,544	2,102,193	304,790	11,351,446	9,220,462	1,336,842

Cost of revenues(1)	(2,807,672)	(2,036,191)	(2,386,375)	(345,992)	(9,751,160)	(8,609,594)	(1,248,274)

Gross profit (loss)	1,069	342,353	(284,182)	(41,202)	1,600,286	610,868	88,568

Operating expenses(1)
Research and development expenses	(205,709)	(171,779)	(143,942)	(20,870)	(818,882)	(680,383)	(98,646)
Sales and marketing expenses	(218,473)	(124,293)	(113,249)	(16,420)	(759,507)	(482,871)	(70,010)
General and administrative expenses	(90,478)	(78,653)	(79,120)	(11,471)	(326,772)	(320,386)	(46,452)

Total operating expenses	(514,660)	(374,725)	(336,311)	(48,761)	(1,905,161)	(1,483,640)	(215,108)

Other income, net	56,289	43,949	43,797	6,350	274,704	166,307	24,112

Operating (loss) income	(457,302)	11,577	(576,696)	(83,613)	(30,171)	(706,465)	(102,428)

Interest and short-term investments income	61,589	71,703	101,663	14,740	247,009	298,201	43,235
Gain on fair value change of investments	—	—	—	—	44,161	7,602	1,102
Impairment loss of investments	—	—	(55,201)	(8,003)	—	(55,201)	(8,003)
Foreign currency exchange gains (losses) net	89	(3,309)	3,831	555	(1,480)	(2,402)	(348)

(Loss) income before income tax benefits (expenses)	(395,624)	79,971	(526,403)	(76,321)	259,519	(458,265)	(66,442)

Income tax benefits (expenses)	83,051	(19,593)	2,418	351	(55,227)	(27,871)	(4,041)

(Loss) income before share of (loss) income in equity method investments, net of income taxes	(312,573)	60,378	(523,985)	(75,970)	204,292	(486,136)	(70,483)

Share of (loss) income in equity method investments, net of income taxes	(96)	45	(414)	(60)	379,207	(520)	(76)

Net (loss) income attributable to HUYA Inc.	(312,669)	60,423	(524,399)	(76,030)	583,499	(486,656)	(70,559)

Net (loss) income attributable to ordinary shareholders	(312,669)	60,423	(524,399)	(76,030)	583,499	(486,656)	(70,559)

HUYA INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (CONTINUED)

(All amounts in thousands, except share, ADS, per share data and per ADS data)

	Three Months Ended				Twelve Months Ended
	December 31, 2021	September 30, 2022	December 31, 2022	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2022
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net (loss) income per ADS*
—Basic	(1.31)	0.25	(2.16)	(0.31)	2.45	(2.02)	(0.29)
—Diluted	(1.31)	0.25	(2.16)	(0.31)	2.41	(2.02)	(0.29)
Net (loss) income per ordinary share
—Basic	(1.31)	0.25	(2.16)	(0.31)	2.45	(2.02)	(0.29)
—Diluted	(1.31)	0.25	(2.16)	(0.31)	2.41	(2.02)	(0.29)
Weighted average number of ADS used in calculating net (loss) income per ADS
—Basic	239,233,239	242,117,367	242,506,902	242,506,902	238,198,117	241,437,842	241,437,842
—Diluted	239,233,239	242,287,157	242,506,902	242,506,902	241,790,445	241,437,842	241,437,842

*	Each ADS represents one Class A ordinary share.

(1)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended				Twelve Months Ended
	December 31, 2021	September 30, 2022	December 31, 2022	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2022
	RMB	RMB	RMB	US$	RMB	RMB	US$
Cost of revenues	15,156	9,054	6,122	888	56,629	31,955	4,633
Research and development expenses	31,629	22,289	14,427	2,092	135,316	67,242	9,749
Sales and marketing expenses	2,245	1,507	1,077	156	8,318	4,477	649
General and administrative expenses	21,968	12,813	7,200	1,044	89,442	52,804	7,656

HUYA INC.

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except share, ADS, per share data and per ADS data)

	Three Months Ended				Twelve Months Ended
	December 31, 2021	September 30, 2022	December 31, 2022	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2022
	RMB	RMB	RMB	US$	RMB	RMB	US$
Gross profit (loss)	1,069	342,353	(284,182)	(41,202)	1,600,286	610,868	88,568
Share-based compensation expenses allocated in cost of revenues	15,156	9,054	6,122	888	56,629	31,955	4,633

Non-GAAP gross profit (loss)	16,225	351,407	(278,060)	(40,314)	1,656,915	642,823	93,201

Operating (loss) income	(457,302)	11,577	(576,696)	(83,613)	(30,171)	(706,465)	(102,428)
Share-based compensation expenses	70,998	45,663	28,826	4,180	289,705	156,478	22,687

Non-GAAP operating (loss) income	(386,304)	57,240	(547,870)	(79,433)	259,534	(549,987)	(79,741)

Net (loss) income attributable to HUYA Inc.	(312,669)	60,423	(524,399)	(76,030)	583,499	(486,656)	(70,559)
Gain on fair value change of investments, net of income taxes	—	—	—	—	(40,130)	(6,842)	(992)
Gain arising from disposal of an equity investment, net of income taxes	—	—	—	—	(378,679)	—	—
Impairment loss of investments	—	—	55,201	8,003	—	55,201	8,003
Loss on equity method investment, net of income taxes	—	—	414	60	—	414	60
Share-based compensation expenses	70,998	45,663	28,826	4,180	289,705	156,478	22,687

Non-GAAP net (loss) income attributable to HUYA Inc.	(241,671)	106,086	(439,958)	(63,787)	454,395	(281,405)	(40,801)

Net (loss) income attributable to ordinary shareholders	(312,669)	60,423	(524,399)	(76,030)	583,499	(486,656)	(70,559)
Gain on fair value change of investments, net of income taxes	—	—	—	—	(40,130)	(6,842)	(992)
Gain arising from disposal of an equity investment, net of income taxes	—	—	—	—	(378,679)	—	—
Impairment loss of investments	—	—	55,201	8,003	—	55,201	8,003
Loss on equity method investment, net of income taxes	—	—	414	60	—	414	60
Share-based compensation expenses	70,998	45,663	28,826	4,180	289,705	156,478	22,687

Non-GAAP net (loss) income attributable to ordinary shareholders	(241,671)	106,086	(439,958)	(63,787)	454,395	(281,405)	(40,801)

Non-GAAP net (loss) income per ordinary share
—Basic	(1.01)	0.44	(1.81)	(0.26)	1.91	(1.17)	(0.17)
—Diluted	(1.01)	0.44	(1.81)	(0.26)	1.88	(1.17)	(0.17)
Non-GAAP net (loss) income per ADS
—Basic	(1.01)	0.44	(1.81)	(0.26)	1.91	(1.17)	(0.17)
—Diluted	(1.01)	0.44	(1.81)	(0.26)	1.88	(1.17)	(0.17)
Weighted average number of ADS used in calculating Non-GAAP net (loss) income per ADS
—Basic	239,233,239	242,117,367	242,506,902	242,506,902	238,198,117	241,437,842	241,437,842
—Diluted	239,233,239	242,287,157	242,506,902	242,506,902	241,790,445	241,437,842	241,437,842